Exhibit 99.5

December 20, 2017

IN THE MATTER OF

THE SECURITIES LEGISLATION OF ONTARIO (the Jurisdiction)

AND

IN THE MATTER OF

THE PROCESS FOR EXEMPTIVE RELIEF APPLICATIONS IN MULTIPLE

JURISDICTIONS

AND

IN THE MATTER OF

SPROTT ASSET MANAGEMENT LP (the Manager)

AND

IN THE MATTER OF

SPROTT PHYSICAL GOLD AND SILVER TRUST (the Trust)

AND

IN THE MATTER OF

THE ROYAL CANADIAN MINT (the Bullion Custodian)

DECISION

Background

The principal regulator in the Jurisdiction has received an application from the Manager, in its capacity as the manager of the Trust, for a decision under the securities legislation of the Jurisdiction of the principal regulator (the Legislation) that the Trust be exempt from the following provisions of National Instrument 81-102 Investment Funds (NI 81-102):

(a)         Subsection 2.3(d), to permit the Trust to hold gold and silver certificates for not more than 60 days following the completion of the Arrangement (as defined below) to provide the Trust with adequate time to make arrangements to dispose of and monetize the legacy gold and silver certificates (the Legacy Certificates) of CFCL (as defined below) that will be acquired by the Trust pursuant to the Arrangement;

(b)         Subsection 2.3(e) and 2.3(f), to permit the Trust to invest up to 100% of its net assets, taken at market value at the time of the purchase, in physical gold and silver bullion (collectively, Bullion);

(c)          Subsection 6.1(1) to permit (i) the Royal Canadian Mint (the Mint), as a custodian of the Trust to hold the Trust’s Bullion (the Bullion Custodian), and (ii) the Canadian Imperial Bank of Commerce as a temporary custodian of the Trust to hold the Trust’s Bullion (the Temporary Bullion Custodian) for a transition period of not more than twelve (12) months  following  the  completion  of  the  Arrangement  to  allow  the  transport  of the

Trust’s Bullion to the facilities of the Bullion Custodian from those of the Temporary Bullion Custodian;

(d)         Section 6.2, to permit the Trust to appoint the Mint as the Bullion Custodian; and

(e)          Subsection 10.3(2), to permit the redemption price of the Units (as defined herein) to which a redemption order pertains be at a price that is less than the net asset value of the security and that is determined on a date specified in the management information circular of CFCL prepared in connection with the Arrangement (the Circular) as  opposed to a prospectus of the Trust,

(collectively, the Exemption Sought).

The Trust has been formed in connection with the proposed plan of arrangement (the Arrangement) involving Sprott Inc. (SII) (the parent entity of the Manager), Central Fund of Canada Limited (CFCL) and its shareholders, The Central Group  Alberta  Ltd.  (CGAL), 2070140 Alberta Ltd. (the New Administrator), and Philip M. Spicer and J.C. Stefan Spicer (together, the CGAL Shareholders) pursuant to section 193 of the Business Corporations Act (Alberta) and in accordance with the terms of an arrangement agreement dated October  1,  2017.

Pursuant to the Arrangement, CFCL will sell all of its assets and liabilities (other than the existing administration agreement governing the administration/management of the assets of CFCL) to the Trust in exchange for units of the Trust (each, a Unit) on the basis of one (1) Unit for each class A share of CFCL (the Class A Shares) and each common share of CFCL (the Common Shares). Each Class A Share and each Common Share will then be redeemed and cancelled by CFCL in exchange for one (1) Unit for each Class A Share and one (1) Unit for each Common Share. Prior to such asset sale, redemption and cancellation, SII will have purchased each of the Common Shares for C$500 in cash per Common Share.

The Arrangement was approved by the holders of Class A Shares and Common Shares on November 30, 2017.

Under  National  Policy  11-203  Process  for Exemptive Relief Applications  in Multiple   Jurisdictions

(for  a passport application):

(a)         the Ontario Securities Commission is the principal regulator for this application (the

Principal Regulator); and

(b)         the Manager has provided notice that subsection 4.7(1) of Multilateral  Instrument 11- 102 Passport System (MI 11-102) is intended to be relied upon in British Columbia, Alberta, Saskatchewan, Manitoba, Québec, Nova Scotia, New  Brunswick,  Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Nunavut and Yukon.

Interpretation

Terms defined in National Instrument 14-101 Definitions and MI 11-102  have  the  same  meaning if used in this decision, unless otherwise defined herein.

In this decision, the “total net assets” of the Trust means the net asset value of the Trust determined in accordance with Part 14 of National Instrument 81-106 Investment Fund Continuous Disclosure.

Representations

This decision is based on the following facts represented by the Manager and the Trust:

The Manager and the Trust

1.              The Manager is a limited partnership formed and organized under the laws of the Province of Ontario and maintains its head office in Toronto, Ontario. The general partner of the Manager is Sprott Asset Management GP Inc. (the General Partner), which is a corporation incorporated under the laws of the Province of Ontario. The General Partner is a wholly- owned, direct subsidiary of SII. SII is a corporation incorporated under the laws of the Province of Ontario and is a public company listed on the TSX. SII is the sole limited partner of the Manager and the sole shareholder of the General Partner.

2.              The Manager is registered under the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, and Newfoundland and Labrador as an adviser in the category of portfolio manager and in Ontario as an investment fund manager.

3.              The Trust is a closed-end mutual fund trust established under the laws of the Province of Ontario pursuant to a trust agreement dated as of October 26, 2017 (the Trust Agreement),  as the same may be amended, restated or supplemented from time to time. Pursuant to the Trust Agreement, RBC Investor Services Trust (the Trustee) and the Manager are the trustee and the manager of the Trust, respectively.

4.              TSX Trust Company (the Registrar and Transfer Agent) will be the registrar and transfer agent of the Trust pursuant to a transfer agent, registrar and disbursing agent agreement to be entered into on or about the effective date of the Arrangement.

5.              In connection with the Arrangement and the exchange of the Class A Shares and Common Shares for the Units, the Trust will become a reporting issuer, or the equivalent thereof, in each of the provinces and territories of Canada (collectively, the Canadian Jurisdictions) following the completion of the Arrangement. NI 81-102 does not currently, and will not as  a result of the completion of the Arrangement, apply to the Trust because the Trust has not offered securities under a prospectus as an investment fund. The Trust expects to offer securities under a prospectus in the future and as such, the Manager, on behalf of the Trust, has provided an undertaking (the Undertaking) to the Principal Regulator in the form attached as Exhibit A that, subject to obtaining the Exemption Sought, the Trust, for so long as  it  remains  a  reporting  issuer,  will  comply with  NI  81-102  (subject to  the  Exemption

Sought) until such time as the Trust files a prospectus with the applicable securities regulators in the Canadian Jurisdictions at which time NI 81-102 will apply.

6.              The Trust intends to list the Units on the Toronto Stock Exchange (the TSX) and the New York Stock Exchange Arca (the NYSE Arca).

7.              The Trust is a “mutual fund in Ontario” as such term is defined in the Securities  Act (Ontario) and, subject to the Exemption Sought and based on the Undertaking, is subject to the investment restrictions applicable to mutual funds which are prescribed by NI 81-102. The Manager has established an independent review committee for the Trust in accordance with the requirements under National Instrument 81-107 — Independent Review Committee for Investment Funds.

8.              The Trust is not required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended (the 1940 Act), since the Trust will invest all or substantially all of its assets in Bullion. Bullion does not fall within the  definition of either a “security” or an “investment security” under the 1940 Act and, accordingly, the Trust is not required to be registered as an “investment company”.

9.              The Manager and the Trust are not in default of securities legislation in the Canadian Jurisdictions.

The Trust’s Investment Objective, Strategy and Investment and Operating Restrictions

10.       The Trust was created to participate in the Arrangement and to invest and hold substantially all of its assets in Bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding Bullion without the inconvenience that is typical of a direct investment in Bullion. The Trust does not anticipate making regular cash distributions to unitholders of the Trust (the Unitholders).

11.       The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated Bullion and will not speculate with regard to short-term changes in gold or silver prices. Following the disposition by the Trust of the Legacy Gold Certificates that will be acquired by the Trust pursuant to the Arrangement, the Trust will not invest in gold or silver certificates or other financial instruments that represent gold or silver or that may be exchanged for gold or silver. The Trust is not required to balance its holdings of gold and silver in any particular weighting.

12.       Except with respect to cash held by the Trust to pay expenses and anticipated cash redemptions of Units, the Trust expects to own only Bullion that is in London Good  Delivery bar form. “London Good Delivery” status means, in the case of physical gold bullion, 350 to 430 troy ounces, and, in the case of physical silver bullion, 750 to 1,000 troy ounces, and in each case with no less than the required minimum fineness related thereto as determined by the London Bullion Market Association from time to time. The Filer intends to invest and hold in excess of 99% of the total net assets of the Trust in Bullion, which will be stored in London Good Delivery bar form.

13.       As disclosed in the Circular, the investment and operating restrictions of the Trust provide that, among other things, the Trust will invest in and hold a minimum of 90% of the total net assets of the Trust in Bullion in London Good Delivery bar form and hold no more than 10% of the total net assets of the Trust, at the discretion of the Manager, in Bullion (in London Good Delivery bar form or otherwise), gold or silver coins, debt obligations of or  guaranteed by the Government of Canada or a province thereof, or by the Government of the United States of America or a state thereof, short-term commercial paper obligations of a corporation or other person whose short-term commercial paper is rated R-1 (or its equivalent, or higher) by DBRS Limited or its successors or assigns or F-1 (or its equivalent, or higher) by Fitch Ratings or its successors or assigns or A-1 (or its equivalent, or higher) by Standard & Poor’s or its successors or assigns or P-1 (or its equivalent, or higher)  by Moody’s Investor Service or its successors or assigns, interest-bearing accounts and short- term certificates of deposit issued or guaranteed by a Canadian chartered bank or trust company, money market mutual funds, short-term government debt or short-term investment grade corporate debt, or other short-term debt obligations approved by the Manager from time to time (for the purpose of this paragraph, the term “short-term” means having a date of maturity or call for payment not more than 182 days from the date on which the investment is made), except during the 60-day period following the closing of the Arrangement or additional offerings or prior to the distribution of the assets of the Trust.

14.       The Manager and the Trust believe that, as the market in gold and silver is highly liquid, there are no liquidity concerns with permitting the Trust to invest in Bullion despite the restrictions of NI 81-102.

Net Asset Value of the Trust and Redemption of Units

15.       The net asset value (the Net Asset Value) of the Trust and the Net Asset Value per Unit will be determined on a daily basis as of 4:00 p.m. (Toronto time) on each day on which the  NYSE Arca or the TSX is open for trading (a Business Day), by the Trust’s valuation agent, which is the Trustee.

16.       The Trust may not issue additional Units following the completion of the Arrangement, except: (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated Net Asset Value per Unit prior to, or upon, the determination of the pricing of such issuance; or (ii) by way of Unit distribution in connection with an income distribution.

17.       Subject to the terms of the Trust Agreement and the Manager’s right to suspend  redemptions in certain circumstances described in the Trust Agreement, Units may be redeemed at the option of a Unitholder in any month for Bullion or cash. All redemptions of Units will be determined using United States dollars, regardless of whether the redeemed Units were acquired on the NYSE Arca or the TSX. Redemption requests for Bullion must be for a minimum of 100,000 Units, provided that if 100,000 Units is not at least equivalent to the aggregate value of (i) one London Good Delivery bar of gold, (ii) the Proportionate  Silver Amount and (iii) applicable expenses, the minimum Bullion redemption amount shall be such number of Units as are at least equivalent to the aggregate value (i) one London Good Delivery bar of gold, (ii) the Proportionate Silver Amount and (iii) applicable  expenses (the Minimum Bullion Redemption Amount). For the purposes of the foregoing,

“Proportionate Silver Amount” means such number of London Good Delivery bars  of silver with an aggregate value (as at the valuation time of the Trust on the applicable monthly redemption date in the month during which the redemption request is processed) that is proportionate to the aggregate value of one London Good Delivery bar of gold based on the proportionate value of physical gold and silver bullion held by the Trust (as at the valuation time of the Trust on the applicable monthly redemption date in the month during which the redemption request is processed).

18.       Unitholders whose Units are redeemed for Bullion will be entitled to receive a redemption price equal to 100% of the Net Asset Value per Unit of the redeemed Units on the last day of the month on which the NYSE Arca is open for trading for the month in respect of which the redemption request is processed (less applicable expenses described below) (the Redemption Amount).

19.       The amount of Bullion that a redeeming Unitholder is entitled to receive will be based on  the proportion of the value of Bullion held by the Trust at the time of redemption. The Filer will determine the quantity of each particular metal a redeeming Unitholder will be entitled to receive by allocating the Redemption Amount to the redemption of each metal based on the relevant proportion of the value of such metal held by the Trust (the Bullion Redemption Amount). The quantity of each particular metal delivered to a redeeming Unitholder will be dependent on the applicable Bullion Redemption Amount and the sizes of London Good Delivery bars of that metal that are held by the Trust on the redemption date. A redeeming Unitholder may not receive Bullion in the proportions then held by the Trust and, if the Trust does not have a London Good Delivery bar of a particular metal in inventory of a value equal to or less than the applicable Bullion Redemption Amount, the redeeming Unitholder will not receive any of that metal. Any Bullion Redemption Amount in excess of the value of the London Good Delivery bars of the particular metal to be delivered to the redeeming Unitholder will be paid in cash (and, for greater certainty, will not be combined with any such amounts in respect of the other metal for the purpose of delivering additional Bullion).

20.       A Unitholder redeeming Units for Bullion will be responsible for expenses incurred by the Trust in connection with such redemption, including applicable delivery and transportation expenses, the handling of the written redemption notice for Bullion, the delivery and transportation of Bullion for Units that are being redeemed, the applicable gold and silver storage in-and-out fees and applicable taxes.

21.       A Unitholder that owns a sufficient number of Units who desires to exercise redemption privileges for Bullion must do so by instructing his, her or its broker, who must be a direct  or indirect participant of CDS Clearing and Depository Services Inc. (CDS) or The Depository Trust Company (DTC), to deliver to the Registrar and Transfer Agent on behalf of the Unitholder a written notice of the Unitholder’s intention to redeem Units for Bullion. A redemption notice to redeem Units for Bullion must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which such redemption notice will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any redemption notice for Bullion received after such time will be processed in the next month. Any redemption notice for

Bullion must include a valid signature guarantee to be deemed valid by the Trust. For the purposes of this application “Business Day” means any day on which the TSX or the NYSE Arca are open for trading.

22.       Once a redemption notice for Bullion is received by the Registrar and Transfer Agent, the Registrar and Transfer Agent, together with the Manager, will determine whether such redemption notice complies with the applicable requirements including the Minimum Bullion Redemption Amount, and contains delivery instructions that are acceptable to the armoured service transportation carrier. If the Registrar and Transfer Agent and the Manager determine that the redemption notice for Bullion complies with all applicable requirements, the Registrar and Transfer Agent will provide a notice to such redeeming Unitholder’s broker confirming that the redemption notice was received and determined to be complete.

23.       Any redemption notice for Bullion delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager, in their sole discretion, determines to be incomplete, not in proper form, not duly executed or not for the Minimum Bullion Redemption Amount will for all purposes be void and of no effect, and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby. If the Registrar and Transfer Agent and the Manager determine that the redemption notice for Bullion does not comply with the applicable requirements, the Registrar and Transfer Agent will provide a notice explaining the deficiency to the Unitholder’s broker.

24.       If the redemption notice for Bullion is determined to have complied with the applicable requirements, the Registrar and Transfer Agent and the Manager will determine on the last Business Day of the applicable month the amount of Bullion and the amount of cash that will be delivered to the redeeming Unitholder. Also on the last Business Day of the applicable month, the redeeming Unitholder’s broker will deliver the redeemed Units to CDS or DTC, as the case may be, for cancellation.

25.       Due to the fact that London Good Delivery bars of gold vary in weight from 350 to 430 troy ounces and London Good Delivery bars of silver vary in weight from 750 to 1,000 troy ounces, the Registrar and Transfer Agent and the Manager will have some discretion on the amount of Bullion the redeeming Unitholder will receive based on the weight of London Good Delivery bars of gold and silver owned by the Trust and the amount of cash necessary to cover the expenses associated with the redemption and delivery that must be paid by the redeeming Unitholder. In addition, the amount of Bullion a redeeming Unitholder may be entitled to receive will be determined by the Filer by allocating the Redemption Amount between the applicable Bullion Redemption Amounts in addition to meeting the requirement for a minimum aggregate redemption amount. Notwithstanding the foregoing, a redeeming Unitholder may not receive Bullion in the proportions then held by the Trust and, if the Trust does not have a London Good Delivery bar of a particular metal in inventory of a value equal to or less than the applicable Bullion Redemption Amount, the redeeming Unitholder will not receive any of that metal. Once such determination has been made,  the  Registrar  and  Transfer  Agent  will  inform  the  broker  through  which  the

Unitholder has delivered its Bullion redemption notice of the amount of Bullion and cash that the redeeming Unitholder will receive upon the redemption of the Unitholder’s Units.

26.       Based on instructions from the Manager, the Bullion Custodian or any subsequently appointed custodian will release the requisite amount of Bullion from such custodian or sub-custodian’s custody to the armoured transportation service carrier and such release will constitute delivery of such Bullion by the Trust to the redeeming Unitholder and the payment of the portion of the applicable Bullion Redemption Amount that is to be paid in Bullion. As directed by the Manager, any cash to be received by a redeeming Unitholder in connection with a redemption of Units for Bullion will be delivered or caused to be delivered by the Manager to the Unitholder’s account within 10 Business Days after the month in which the redemption is processed.

27.       A Unitholder redeeming Units for Bullion will receive the Bullion from the Bullion Custodian or any subsequently appointed custodian. Bullion received by a Unitholder as a result of a redemption of Units will be transported by armoured transportation service carrier pursuant to instructions provided by the Unitholder to the Manager. The armoured transportation service carrier will be engaged by, or on behalf of, the redeeming Unitholder. Such Bullion can be transported: (i) to an account established by the Unitholder at an institution located in North America authorized to accept and hold London Good Delivery bars; (ii) in the United States, to any physical address (subject to approval by the armoured transportation service carrier); (iii) in Canada, to any business address (subject to approval by the armoured transportation service carrier); and (iv) outside of the United States and Canada, to any address approved by the armoured transportation service carrier.

28.       Costs associated with the redemption of Units and the delivery of Bullion will be borne by the redeeming Unitholder. The redeeming Unitholder will also be responsible for reimbursing the Trust for in-and-out fees charged to the Trust by the Bullion Custodian and/or its sub-custodian.

29.       The armoured transportation service carrier will receive Bullion in connection with a redemption of Units approximately 21 Business Days after the end of the month in which  the redemption notice is processed. Once Bullion representing the redeemed Units has been released to the armoured transportation service carrier, the Trust and the Bullion Custodian will no longer bear the risk of loss of, and damage to, such Bullion. In the event of a loss after Bullion has been placed with the armoured transportation service carrier, the Unitholder will not have recourse against the Trust or the Bullion Custodian.

30.       Unitholders whose Units are redeemed for cash will be entitled to receive a redemption price per Unit equal to 95% of the lesser of: (i) the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the volume-weighted average trading price of the Units traded on the TSX, for the last five days on which the respective stock exchange is open for trading for the month in which the redemption request is processed; and (ii) the Net Asset Value of the Trust attributed to the applicable class or series of class of the redeemed Units on the applicable monthly redemption date. Cash redemption proceeds will be transferred to a redeeming Unitholder approximately three (3) Business Days after the end of the month in which such redemption request is processed by the Trust.

31.       To redeem Units for cash, a Unitholder must instruct the Unitholder’s broker to deliver a notice to redeem Units for cash to the Registrar and Transfer Agent. A redemption notice to redeem Units for cash must be received by the Registrar and Transfer Agent no later than 4:00 p.m. (Toronto time) on the 15th day of the month in which the redemption notice for cash will be processed or, if such day is not a Business Day, then on the immediately following day that is a Business Day. Any redemption notice to redeem Units for cash received after such time will be processed in the next month. Any redemption notice for cash must include a valid signature guarantee to be deemed valid by the Trust.

32.       Any redemption notice for cash delivered to the Registrar and Transfer Agent regarding a Unitholder’s intent to redeem Units that the Registrar and Transfer Agent or the Manager determines to be incomplete, not in proper form or not duly executed will for all purposes be void and of no effect and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby. For each redemption notice for cash, the Registrar and Transfer Agent will notify the redeeming Unitholder’s broker that such redemption notice has been deemed insufficient or accepted and duly processed, as the case may be.

33.       Upon receipt of the redemption notice for cash, the Registrar and Transfer Agent and the Manager will determine on the last Business Day of the applicable month the amount of cash that will be delivered to the redeeming Unitholder. Also on the last Business Day of the applicable month the redeeming Unitholder’s broker will deliver the redeemed Units to  CDS or DTC, as the case may be, for cancellation.

The Trust’s Custody Arrangements

This decision is also based on the following facts represented by the Manager, the Trust and the Mint, as applicable, as the Bullion Custodian (with respect to matters relating to the Mint and the Bullion Custodian):

34.       The Trustee acts as the custodian of the assets of the Trust other than Bullion pursuant to the Trust Agreement. The Trustee will only be responsible for the assets of the Trust that are directly held by it, its affiliates or appointed sub-custodians.

35.       Bullion owned by the Trust will be fully allocated and stored in the vaults of a custodian and/or its sub-custodian.

36.       Currently, and until the completion of the Arrangement, the Bullion held by CFCL (which, pursuant to the Arrangement, will be acquired by the Trust) is custodied by the Canadian Imperial Bank of Commerce at vault facilities in Montreal, Toronto, Regina and Winnipeg (the CIBC Storage Facilities) pursuant to a safekeeping agreement dated February 15, 2012 (the CIBC Safekeeping Agreement).

37.       Promptly following the completion of the Arrangement, the Trust intends to make arrangements to relocate the Bullion to, and store the Bullion at, the facilities of the Mint. To this end, the Manager intends to appoint the Mint as the new Bullion Custodian. However, the relocation of the Bullion from the CIBC Storage Facilities to the facilities of the Mint (the

Bullion Relocation) will require coordination and time to effect and cannot be completed until a period of time following the completion of the Arrangement.

38.       Under subsection 6.1(1) of NI 81-102, the Trust is unable to appoint a separate Bullion Custodian (i.e., the Mint) from the Trustee and is unable to utilize the Canadian Imperial Bank of Commerce as a separate Temporary Bullion Custodian from the Trustee until the completion of the Bullion Relocation. Further, under section 6.2 of NI 81-102, the Trust is unable to appoint the Mint as the sole custodian of its assets since the Bullion Custodian cannot hold the cash or securities owned by the Trust.

39.       The CIBC Safekeeping Agreement is a legacy agreement of CFCL that, following the completion of the Arrangement, the Trust must utilize until the completion of the Bullion Relocation. The Canadian Imperial Bank of Commerce would qualify as a custodian under section 6.2 of NI 81-102 and it will act as Temporary Bullion Custodian under the CIBC Safekeeping Agreement until such time as the Bullion Relocation is completed and, in any event, not longer than twelve (12) months following the completion of the Arrangement.  The role of Temporary Bullion Custodian will be temporary in nature and is solely intended to allow for the orderly transition of the Trust’s Bullion to the facilities of the Mint for the benefit of the Trust and its unitholders.

40.       The safekeeping of gold and silver bullion for products such as CFCL, the Trust and the Manager’s other physical bullion products (e.g., Sprott Physical Gold Trust and Sprott Physical Silver Trust) is a specialized business in respect of which the Mint has particular specialized knowledge and expertise, as well as significant experience that is not found elsewhere in Canada.

41.       The Mint operates pursuant to the Royal Canadian Mint Act (Canada) and is a Canadian Crown corporation. Crown corporations are “agents of Her Majesty the Queen” and, as such, their obligations generally constitute unconditional obligations of the Government of Canada. The Mint is responsible for the minting and distribution of Canada’s circulation coins. As part of its operations, the Mint maintains secure storage facilities located  in Canada that it owns and operates, and provides storage space to third parties.

42.       The Mint had shareholders’ equity of (i) C$185,356,000 as at December 31, 2016, the date of its most recent audited annual financial statements that have been made public, and (ii) C$180,134,000 as at September 30, 2017, the date of its most recent interim unaudited financial statements that have been made public, each significantly in excess of the requirement in section 6.2 of NI 81-102.

43.       The Manager has negotiated the specific terms and conditions of a precious metals storage agreement (the Storage Agreement) relating to Bullion with the Mint, which provides for  the storage of Bullion generally and will not place any limitations on the Trust’s ability to buy or sell Bullion. The Storage Agreement, including the arrangements between the Mint and the Trust in connection with Bullion, will comply with the requirements of Part 6 of NI 81-102. As a result of the Mint’s custodianship of precious metals for certain of the Manager’s other physical bullion products (e.g., Sprott Physical Gold Trust and Sprott Physical Silver Trust), the Manager has been able to negotiate preferential custodial fees and lower transportation costs due to administrative synergies and streamlined logistics at the

Mint across such physical bullion products and the Trust. The Manager anticipates that these cost savings will be pass through to unitholders of the Trust through a lower proposed management fee paid by the Trust to the Manager.

44.       Under the Storage Agreement, upon the initial notice being delivered, the Mint, as Bullion Custodian, or its sub-custodian, as the case may be, will receive such Bullion based on a list provided by the Manager in such written notice that specifies the amount, weight, type, assay characteristics and value, and serial number of the London Good Delivery bars. After verification, the Mint will issue a “receipt of deposit” that confirms the bar count and total weight in troy ounces of each of the Bullion. Pursuant to the Storage Agreement, the Bullion Custodian reserves the right to refuse delivery in the event of storage capacity limitations at either its own vault facilities or at the vault facilities of the sub-custodian, if any. In the event of a discrepancy arising during the verification process, the Mint will promptly notify the Manager. The Mint will keep the Trust’s fully allocated Bullion specifically identified as the Trust’s property and will keep it on a labelled shelf or physically segregated pallets at all times. The Mint will provide a monthly inventory statement, which the Manager will reconcile with the Trust’s records of its Bullion holdings. The Manager will have the right to physically count and have the Trust’s auditors subject the Trust’s Bullion to audit procedures at the vault facilities at the Mint and, if applicable, the sub-custodian upon request on any business day during the Mint’s or, if applicable, the sub-custodian’s regular business hours, provided that such physical count or audit procedures do not interrupt the routine operation of the applicable custodian’s facility.

45.       Upon the Mint’s receipt and taking into possession and control (either directly or through a sub-custodian) of any of the Trust’s Bullion, whether through physical delivery or a transfer of Bullion from a different customer’s account at the Mint, the Mint’s liability will commence with respect to such Bullion. The Mint will bear all risk of physical loss of, or damage to, the Bullion owned by the Trust in the Mint’s custody (regardless of the location at which the Mint decides to store the Bullion), except in the case of circumstances or causes beyond the Mint’s reasonable control, including, without limitation, acts or omissions or the failure to cooperate of the Manager, acts or omissions or the failure to cooperate by any  third party, fire or other casualty, act of God, strike or labour dispute, war or other violence, or any law, order or requirement of any governmental agency or authority, and has contractually agreed to replace or pay for lost, damaged or destroyed Bullion in the Trust’s account while in the Mint’s care, custody and control. Under the Storage Agreement, the Mint’s liability will terminate with respect to any Bullion upon termination of the Storage Agreement, whether or not the Trust’s Bullion remains in the Mint’s or, if applicable, the sub-custodian’s possession and control, upon transfer of such Bullion to a different customer’s account at the Bullion Custodian or, if applicable, the sub-custodian or at the time such Bullion is remitted to the armoured transportation service carrier pursuant to delivery instructions provided by the Manager on behalf of a redeeming Unitholder.

46.       In the event of physical loss, damage or destruction of the Trust’s Bullion in the Mint’s or, if applicable, the sub-custodian’s custody, care and control, the Manager must give written notice to the Mint within five business days after the discovery of any such loss, damage or destruction, but, in the case of loss or destruction of the Trust’s Bullion, in any event no  more than 30 days after the delivery by the Mint to the Trust of an inventory statement in which the discrepancy first appears. The Mint will, at its discretion, either (i) replace, or restore to its original state in the event of partial damage, as the case may be, the Trust’s Bullion that was lost, destroyed or damaged as soon as practicable after the Mint becomes aware of said loss or destruction, based on the advised weight and assay characteristics provided in the initial notice or (ii) compensate the Trust, through the Manager, for the monetary value of the Trust’s Bullion that was lost or destroyed, within five business days from the date the Mint becomes aware of said loss or destruction, based on the advised weight and assay characteristics provided in the initial notice and the market value of such Bullion that was lost or destroyed, using the first available market price of the Bullion from the date the Mint becomes aware of said loss or destruction. If such notice is not given in accordance with the terms of the applicable Storage Agreement, all claims against the Mint will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss, damage or destruction may be brought against the Mint unless notice of such loss, damage or destruction has been given in accordance with the terms of the applicable Storage Agreement and unless such action, suit or proceeding shall have been commenced within 12 months from the time such notice is sent to the Mint. The Mint will not be responsible for any special, incidental, consequential, indirect or punitive losses or damages (including lost profits or lost savings), except as a result of gross negligence or wilful misconduct by the Mint and whether or not the Mint had knowledge that such losses or damages might be incurred. Notwithstanding the foregoing, with respect to physical Bullion held by a sub-custodian, if any, in the event of loss, damage and/or destruction of such Bullion, the Mint and such sub-custodian will promptly and diligently assist each other to establish the identity of the physical Bullion lost, damaged and/or destroyed and shall take all such other reasonable steps as may be necessary to assure the maximum amount of salvage at a minimum cost. The Mint will, within 15 calendar days after receipt by the sub- custodian, if any, of proof of loss from the loss adjuster, make payment to the Trust for the monetary value of the Trust’s Bullion that was lost.

47.       Pursuant to the Storage Agreement, the Mint will be required to exercise the same degree of care and diligence in safeguarding the property of the Trust as any reasonably prudent person acting as custodian of the Bullion would exercise in the circumstance. The Mint will not be entitled to an indemnity from the Trust in the event the Mint breaches its standard of care.

48.       The Storage Agreement will provide that if the Trust suffers a loss as a result of any act or omission of a sub-custodian or of any other agent appointed by the Mint (rather than appointed by the Manager) and if such loss is directly attributable to the failure of such sub- custodian or agent to comply with its standard of care in the provision of any service to be provided by it under the Storage Agreement, then the Mint shall assume liability for such loss directly, and shall reimburse the Trust accordingly.

49.       The relationship between the Bullion Custodian and any sub-custodian with which it engages will be primarily one whereby the Bullion Custodian is sub-contracting the vault facilities of this service provider for the purposes of storing the Trust’s Bullion. A sub- custodian may be appointed as a sub-custodian of the Trust pursuant to a  written  agreement between the Bullion Custodian and such sub-custodian that complies with the requirements of Part 6 of NI 81-102. The Bullion Custodian will remain responsible for (i)

ensuring that adequate safeguards are in place, including satisfactory insurance arrangements; and (ii) indemnifying the Trust for all direct loss, damage or expense that may occur in connection with the Trust’s Bullion that is stored at the vault facilities of the Bullion Custodian and/or a sub-custodian arising out of the negligence or wrongful acts of, or failure to comply with its standard of care by, the Bullion Custodian or the sub-custodian. The Bullion Custodian will on a periodic basis, and no less than annually, (i) review the Storage Agreement and all sub-custodian agreements of the Trust to determine if those agreements are in compliance with Part 6 of NI 81-102, (ii) make reasonable enquiries as to whether any sub-custodian of the Trust satisfies the applicable requirements of Part 6 of NI 81-102 and (iii) make or cause to be made any changes that may be necessary to ensure that (a) the custodian and sub-custodian agreements are in compliance with Part 6 of NI 81-102 and (b) all sub-custodians of the Trust satisfy the applicable requirements of Part 6 of NI 81-102. The Trust will rely upon the Bullion Custodian, who is in the business of precious metals storage, to satisfy itself as to the appropriateness of the use or continued use of any sub-custodian as a sub-custodian of the Trust’s Bullion.

50.       The Mint reserves the right to reject Bullion delivered to it if Bullion contains a hazardous substance or if such Bullion is or becomes unsuitable or undesirable for metallurgical, environmental or other reasons.

51.       The Manager may terminate the custodial relationship with the Mint by giving  written notice to the Mint of its intent to terminate the Storage Agreement if: (i) the Mint has committed a material breach of its obligations under the Storage Agreement that is not  cured within ten business days following the Manager giving written notice to the Mint of such material breach; (ii) the Mint is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of the Mint or of its property is appointed, or an application for any of the foregoing is filed; or (iii) the Mint is in breach of any representation or warranty contained  in the Storage Agreement. The obligations of the Mint include, but are not limited to, maintaining an inventory of the Trust’s Bullion stored with the Mint, providing a monthly inventory to the Trust, maintaining the Trust’s Bullion physically  segregated  and specifically identified as the Trust’s property, and taking good care, custody and control of the Trust’s Bullion. The Trust believes that all of these obligations are material and anticipates that the Manager would terminate the Mint as custodian if the Mint breaches   any such obligation and does not cure such breach within ten business days of the Manager giving written notice to the Mint of such breach. Prior to terminating the custodial relationship with the Mint, the Manager, with the consent of the Trustee, will appoint a replacement custodian for Bullion that complies with the requirements under NI 81-102.

52.       The Mint carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust’s Bullion and will provide the Trust with at least 30 days’ notice of any cancellation or termination of such coverage. The Trust’s ability to recover from the  Mint is not contingent upon the Mint’s ability to claim on its own insurance or, if any, a sub- custodian’s ability to claim on its own insurance. Based on information provided by the Mint, the Manager believes that the insurance carried by the Mint, together with its status as a Canadian Crown corporation with its obligations generally constituting unconditional obligations of the Government of Canada, provides the Trust with such protection in the event of loss or theft of the Trust’s Bullion stored at the Mint or at a sub-custodian, if any, that is consistent with the protection afforded under insurance carried by other custodians that store gold and silver commercially.

53.       The Manager will ensure that Bullion, whether held by the Mint or a sub-custodian, will be subject to a physical count by a representative of the Manager periodically on a spot- inspection basis as well as subject to audit procedures by the Trust’s external auditors on at least an annual basis.

54.       The Manager will ensure that no director or officer of the Manager or its General Partner, or representative of the Trust or the Manager will be authorized to enter into the Bullion storage vaults without being accompanied by at least one representative of the Mint or a sub-custodian or if Bullion is held by another custodian, that custodian or its sub- custodians, as the case may be.

55.       The Manager will ensure that no part of the stored Bullion may be delivered out of safekeeping by the Mint (except to an authorized sub-custodian thereof) or, if Bullion is held by another custodian, that custodian (except to an authorized sub- custodian thereof), without receipt of an instruction from the Manager in the form specified by the Mint or such custodian indicating the purpose of the delivery and giving direction with respect to the specific amount.

56.       The Manager and the Trust believe that the custodial arrangements with the Mint and the sub-custodian, if any, in connection with the Trust’s Bullion are consistent with industry practice.

57.       The Manager will not be responsible for any losses or damages to the Trust arising out of any action or inaction by the Trust’s custodians or any sub-custodians holding the assets of the Trust, including the Trustee or its sub-custodians holding the assets of the Trust other than Bullion, and the Mint and/or a sub-custodian holding Bullion owned by the Trust.

58.       The Manager, with the consent of the Trustee, will have the authority to change the custodial arrangements described above including, but not limited to, the appointment of a replacement custodian or sub-custodian and/or additional custodians or sub-custodians subject to the requirements under NI 81-102

Decision

The Principal Regulator is satisfied that  the  decision  meets  the  tests  set  out  in  the Legislation  for the Principal Regulator to make the decision.

The decision of  the Principal  Regulator  under the  Legislation  is  that the  Exemption  Sought is granted provided that:

(a)         the Manager, on behalf of the Trust, ensures that, in the event that the Trust files a prospectus, such prospectus of the Trust will contain disclosure regarding the unique risks associated with an investment in the Trust, including the risk that direct purchases of Bullion by the Trust may generate higher transaction and custody costs than other types of investments, which may impact the performance of the Trust;

(b)         the Bullion Custodian has in excess of the highest minimum capitalization amount of shareholders’ equity required under NI 81-102 for entities qualified to act as a custodian or a sub-custodian for assets held in or outside Canada, as applicable; and

(c)          following the Bullion Relocation, the Trust will, at all times, hold a minimum of 90% of the total net assets of the Trust at the facilities of the Bullion Custodian.

“Darren McKall”

Darren McKall
Manager, Investment Funds & Structured Products Branch
Ontario Securities Commission

Exhibit A

Undertaking

IN THE MATTER OF THE SECURITIES LEGISLATION OF ONTARIO (the Jurisdiction)

AND

IN THE MATTER OF

THE PROCESS FOR EXEMPTIVE RELIEF APPLICATIONS IN MULTIPLE

JURISDICTIONS

AND

IN THE MATTER OF SPROTT ASSET MANAGEMENT LP (the Manager)

AND

IN THE MATTER OF SPROTT PHYSICAL GOLD AND SILVER TRUST (the Trust)

AND

IN THE MATTER OF THE ROYAL CANADIAN MINT (the Bullion Custodian)

UNDERTAKING TO THE ONTARIO SECURITIES COMMISSION OF THE TRUST

The Trust is the subject of an order dated December 20, 2017 of the Ontario Securities Commission (the “Order”) exempting the Trust from certain provisions of National Instrument 81-102 Investment Funds (NI 81-102). Unless otherwise defined herein, capitalized terms used in this Undertaking have the meanings given to them in the Order.

For so long as the Trust remains a reporting issuer in a Canadian Jurisdiction, the Trust undertakes to the Ontario Securities Commission to, subject to the Exemption Sought, comply with NI 81-102 as if the Trust had offered securities under a prospectus until such time as the Trust offers or has offered securities under a prospectus.

SPROTT PHYSICAL GOLD AND SILVER TRUST, by its manager, SPROTT ASSET MANAGEMENT LP, by its general partner, SPROTT ASSET MANAGEMENT GP INC.

By:
Name:
Title:

A-1

Acknowledged and Received by

[Name]
[Title]

A-2